Mail Stop 3561

      August 3, 2005


Mr. John Waldstein
President, Chief Executive Officer,
     Chief Financial Officer, and Treasurer
International Electronics, Inc.
427 Turnpike Street,
Canton, MA 02021

	RE:	International Electronics, Inc.
		Form 10-KSB for Fiscal Year Ended August 31, 2004
Forms 10-QSB for Fiscal Quarters Ended November 30, 2004, February 28, 2005 and May 31, 2005
		File No. 000-16305

Dear Mr. Waldstein:

      We have reviewed your supplemental response letter dated
June
1, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated April 28,
2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

Form 10-KSB for Fiscal Year Ended August 31, 2004

Item 307/308

1. We note your response to prior comment 1 of our April 28, 2005 letter. As previously requested, please file the revised certification, which must be in the exact form as required by Item 601(b)(31) of Regulation S-B, in an amendment to the Form 10-KSB. As previously noted, the amendment must contain the entire Form 10-KSB, as revised.

2. We note your revised Controls and Procedures section. It appears that the word "effective" has been omitted from the second sentence, which discusses the CEO/CFO`s conclusions. Please revise. In addition, as previously noted, please include the revised section in an amendment to the Form 10-KSB.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kenya Wright, Staff Accountant, at (202)
551-
3373 or Joseph M. Kempf, Reviewer, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


								Sincerely,



								Larry M. Spirgel
								Assistant Director
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Mr. Waldstein
International Electronics, Inc.
August 3, 2005
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